DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $2.00 par value per share (the “Common Stock”), of Owens & Minor, Inc. (the “Company,” “we,” “us,” and “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).

DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 200,000,000 shares of common stock, par value $2.00 per share, and 10,000,000 shares of cumulative preferred stock, par value $100.00 per share. As of February 14, 2020, 62,849,712 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.
The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our amended and restated articles of incorporation and our amended and restated bylaws, as amended, each of which is an exhibit to the Form 10-K to which this description is an exhibit.
Common Stock
Dividends
Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when, as and if declared by our board of directors, out of our assets legally available therefor.
Voting Rights
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. In uncontested elections, directors are elected by a majority of the votes cast in the election for such director nominee. The holders of our common stock do not have cumulative voting rights in the election of directors. The affirmative vote of more than two-thirds of the outstanding shares of common stock is required for certain amendments to our amended and restated articles of incorporation and the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. All other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter.
Liquidation Rights
Upon our dissolution, liquidation or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of shares of our preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
Other Rights
Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. Shares of our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to shares of our common stock. The rights, powers, preferences and privileges of holders of shares of our common stock will be subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future.
Transfer Agent

The transfer agent and registrar for shares of our common stock is Computershare Shareowner Services.
Listing
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “OMI.”
Preferred Stock
Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of shares of preferred stock (including shares of convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is able to determine, with respect to any series of shares of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including:

•	the rate of dividend, the time of payment and the dates from which any dividends shall be cumulative and the extent of participation rights, if any;

•	any right to vote with holders of shares of any other series or class and any right to vote as a class either generally or as a condition to specified corporate action, subject to certain limitations;

•	the price at which and the terms and conditions upon which shares may be redeemed;

•	the amount payable upon shares in the event of involuntary or voluntary liquidation;

•	sinking fund provisions of the redemption or purchase of shares, if any; and

•	the terms and conditions upon which shares may be converted, if the shares of any series are issued with the privilege of conversion.
Anti-Takeover Provisions
Certain provisions in our amended and restated articles of incorporation and our amended and restated bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business or removal of our incumbent directors or officers.
Certain Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Election and Removal of Directors; Vacancies. Each of our directors is elected by the vote of a majority of the votes cast at any meeting of shareholders for the election of directors at which a quorum is present, provided that if the number of director nominees at such meeting exceeds the number of directors to be elected, the directors are elected by a plurality of the votes cast. Under our amended and restated bylaws, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director.
Our directors are elected for one-year terms and can be removed, with or without cause, if the number of votes cast for removal at a shareholder meeting called for that purpose at which a quorum is present constitutes a majority of the votes entitled to be cast at an election of directors. Our amended and restated bylaws currently provide that the total number of directors is 11. The number of directors may be increased or decreased by amendment of our amended and restated bylaws.

Vacancies in the board may be filled by shareholders or by the board. Subject to the rights of any preferred stock, any vacancy on our board of directors resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.
Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only by the chairman of our board of directors, our chief executive officer or by a majority of the board of directors.
Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. Our amended and restated bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to our corporate secretary, together with certain specified information, not later than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in our amended and restated bylaws.

Authorized but Unissued Capital Stock. Our amended and restated articles of incorporation currently authorize more capital stock than we have issued. The listing requirements of the NYSE, which will apply so long as our common stock remains listed on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Certain Provisions of Virginia Law
Control Share Acquisitions Statute. Virginia law contains provisions relating to “control share acquisitions,” which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares entitled to vote in the election of directors other than those held by the acquiring person or held by any officer or employee director of the corporation, unless at the time of any control share acquisition, the articles of incorporation or bylaws of the corporation provide that this statute does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be redeemed by the corporation, at the corporation’s option, at a price per share equal to the acquiring person’s cost. Unless otherwise provided in the corporation’s articles of incorporation or bylaws, the Virginia law grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares. As permitted by Virginia law, we have opted out of the Virginia anti-takeover law regulating control share acquisitions.
Affiliated Transactions Statute. Virginia law also contains provisions governing “affiliated transactions.” An affiliated transaction is generally defined as a merger, a share exchange, a material disposition of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a holder of more than 10% of any class of the corporation’s outstanding voting shares (a “10% holder”) or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any 10% holder for a period of three years following the date that such person became a 10% holder unless (1) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder, approve the affiliated transaction or (2) before the date the person became a 10% holder, the board of directors approved the transaction that resulted in the shareholder becoming a 10% holder. Virginia law permits corporations to opt out of the affiliated transactions provisions. We have not opted out of the Virginia anti-takeover law regulating affiliated transactions.
Shareholder Action by Unanimous Consent. Virginia law provides that, unless provided otherwise in a Virginia corporation’s articles of incorporation, any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action. Our amended and restated articles of incorporation do not include a provision that permits shareholders to take action without a meeting other than by unanimous written consent.

Limitations on Liability and Indemnification of Officers and Directors
Virginia law permits, and our amended and restated articles of incorporation provide for, the indemnification of our directors and officers with respect to certain liabilities and expenses imposed upon them in connection with any civil, criminal or other proceeding by reason of having been a director or officer of our company. This indemnification does not apply in the case of willful misconduct or a knowing violation of the criminal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.